UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GUARANTY BANCORP

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T607

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 40075T607		Schedule 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,448,849

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,448,849

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,849

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           This calculation is based on 28,350,686 shares of voting common stock, $0.001 par value per share (“Voting Common Stock”) of Guaranty Bancorp (the “Company”) outstanding as of December 2, 2016, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2016.

CUSIP No. 40075T607		Schedule 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,448,849

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,448,849

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,849

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           This calculation is based on 28,350,686 shares of Voting Common Stock of the Company outstanding as of December 2, 2016, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2016.

CUSIP No. 40075T607		Schedule 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,584,358

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,584,358

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,584,358

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 28,350,686 shares of Voting Common Stock of the Company outstanding as of December 2, 2016, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2016.

CUSIP No. 40075T607		Schedule 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,455,992

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,455,992

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,992

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 28,350,686 shares of Voting Common Stock of the Company outstanding as of December 2, 2016, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2016.

CUSIP No. 40075T607		Schedule 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,455,992

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,455,992

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,992

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 28,350,686 shares of Voting Common Stock of the Company outstanding as of December 2, 2016, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2016.

CUSIP No. 40075T607		Schedule 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,455,992

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,455,992

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,992

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           This calculation is based on 28,350,686 shares of Voting Common Stock of the Company outstanding as of December 2, 2016, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2016.

CUSIP No. 40075T607	Schedule 13D

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the voting common stock, par value $0.001 per share (“Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).  The address of the principal executive office of the Company is 1331 Seventeenth St., Suite 200, Denver, Colorado 80202.  This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on December 5, 2016 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission.  This Amendment is being filed to report the information in Item 6 below.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, with the following:

On December 22, 2016, Castle Creek Capital Partners IV, LP (“Fund IV”) entered into a Secured Promissory Note (the “Secured Promissory Note”) in favor of Stifel Bank & Trust (the “Secured Party”) in connection with a $20,000,000 term loan facility.   Pursuant to a Security and Pledge Agreement in connection with the Secured Promissory Note, Fund IV has pledged, among other things, all of its interest in the Voting Common Stock of the Company.  In connection with such pledge, Fund IV made certain customary representations, warranties and covenants with respect to the Voting Common Stock, including that Fund IV will not trade, assign or transfer the Voting Common Stock without the Secured Party’s prior written consent.  The Secured Promissory Note contains customary default provisions.  In the event of a default under the Secured Promissory Note, the Secured Party may foreclose upon any and all shares of Voting Common Stock pledged to it by Fund IV.

The Company is not a party to the Secured Promissory Note or any of the related loan documents and has no obligations thereunder.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of December 5, 2016, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Castle Creek Capital Partners IV, LP on December 5, 2016).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2016

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 1 SCHEDULE 13D (GUARANTY BANCORP)